UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Profit Sharing Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

Financial Statements:

4.            In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2012 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY LLP, Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of MCGLADREY LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2013	BALCHEM CORPORATION
401(k) Profit Sharing Plan

	By:	Balchem Corporation,
Plan Administrator

By:/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

By:/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick,
Chief Financial Officer

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedules

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k) Profit Sharing Plan
New Hampton, New York

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
New York, NY
June 21, 2013

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value (Note 3)	$37,178,002	$34,992,047
Receivables:
Employer contribution	585,392	606,422
Participant contributions	—	42,424
Promissory notes receivable from participants	769,689	811,203
Net assets available for benefits	$38,533,083	$36,452,096

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$419,578
Interest and dividend income	374,882
794,460

Interest income - promissory notes receivable from participants	43,671

Contributions:
Participant and rollovers	1,690,322
Employer ($585,392 cash and $468,312 non-cash)	1,053,704
2,744,026
Total additions	3,582,157
Deductions from net assets attributed to:
Benefits paid to participants	(1,495,201)
Fees, net	(5,969)
Total deductions	(1,501,170)
Net increase in net assets available for benefits	2,080,987
Net assets available for benefits at beginning of year	36,452,096
Net assets available for benefits at end of year	$38,533,083

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The 401(k) portion of the Plan covers all active employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. Employees may enroll in the Plan on the first day of the month after they become eligible to participate.

The profit-sharing portion of the Plan covers all active employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Company at December 31. Eligible employees are enrolled in the profit-sharing portion on the first day of the month after they become eligible to participate and the amount of eligible compensation used by the Company is retroactive to the date of hire for eligible employees.

Administrative Expenses

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation common stock.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the year ended December 31, 2012, $130,411 of rollover contributions was included in participant contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant’s elected contribution, up to a maximum of 75% of eligible compensation, and the Company may make discretionary profit sharing contributions at the option of the Company’s board of directors. Historically, through June 2012, employer matching contributions were made in Balchem Corporation common stock on a monthly basis based upon the closing price of the stock on the last trading day of each month. Starting in July 2012, employer matching contributions are made in Balchem Corporation common stock purchased periodically throughout the month based upon open market prices. In each case, matching contributions are subject to the vesting schedule described below. Included in employer’s contribution receivable as of December 31, 2012 and 2011 were discretionary Company profit

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

sharing contributions made in February 2013 and February 2012 for the 2012 and 2011 Plan years totaling $585,392, and $581,216, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions (including rollovers) and discretionary Company profit sharing contributions, plus actual earnings or losses thereon. Vesting in the Company matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation common stock Fund. Historically, through June 2012, employer matching contributions were made in Balchem Corporation common stock on a monthly basis based upon the closing price of the stock on the last trading day of each month. Starting in July 2012, employer matching contributions are made in Balchem Corporation common stock purchased periodically throughout the month based upon open market prices. Discretionary contributions are made from the Company’s cash reserves.

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 5.25% to 10.25% at December 31, 2012. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2012 or 2011. In the event of default, such loans are reportable to Plan participants as taxable income but remain outstanding and continue to accrue interest until repaid by the Plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account, less any loans issued or other deductions during the period.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay Plan expenses and then allocated subsequent to the Plan year end to all active participant accounts employed at the Plan year end who completed at least 1,000 hours of service during the Plan year. Forfeited non-vested accounts at December 31, 2012 and 2011 totaled $59,773 and $3,653, respectively.

Plan Amendment

As of January 1, 2012, the Plan was amended and restated such that an eligible employee who completed at least 1,000 hours of service during the Plan year and is employed on the last day of the Plan year will share in the allocation of forfeitures.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2012 and 2011 are primarily financial instruments which are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation common stock and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation common stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through the Guaranteed Income Fund. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as the contract value for the fully benefit-responsive investment contract, as the contract value approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

The Guaranteed Income Fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 2.25% and 2.65% for 2012 and 2011, respectively. The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 2.25% and 2.65% at December 31, 2012 and 2011, respectively. There are no events that limit the ability of the Plan to transact at contract value with PRIAC (see definition earlier). The Guaranteed Income Fund does not have a maturity date and there are no instances that allow Prudential from terminating the agreement (contract).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pooled Separate Accounts (“PSA’s”) fair value is determined by a per unit value for the number of units held by the Plan at year-end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments, and are valued based upon their ending net unit value (“NUV”). This is based on information reported by the trustee using the audited financial statements of the PSA’s at year-end. The Guaranteed Income Fund is stated at contract value, which approximates fair value. Common stocks and Registered Investment Companies are valued based upon quoted market prices.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

Payment of Benefits

Benefits are recorded when paid.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Plan Administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan Administrator is aware were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amended Accounting Standards Codification (“ASC 820”) to converge the fair value measurement guidance in accounting principles generally accepted in the United States of America (GAAP) and International Financial Reporting Standards (“IFRSs”). The amendment requires additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy. The additional disclosures include quantitative information about the significant unobservable inputs used in Level 3 fair value measurements, the valuation processes used by the Plan, and the Plan’s policy for determining when transfers into or out of Level 3 are deemed to have occurred. The guidance is effective for periods beginning after December 15, 2011. Adopting this ASU during the year ended December 31, 2012 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This standard requires new disclosures on the amount and reason for transfers into and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and, if applicable, are included in the fair value disclosures in Note 3.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 3 – Fair Value Measurements

Fair Value Measurements

The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the input used in measuring fair value as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique. These inputs can be readily observable, market corroborated or generally observable. Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized. Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

Registered Investment Companies: Valued at the quoted closing market price on the last business day of the Plan year and are classified as Level 1 investments.

Pooled Separate Accounts: Valued at a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments and are classified as Level 2 investments.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 3 investment in 2012, given the unobservable inputs used to determine contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

Assets at Fair Value as of December 31, 2012
	Quoted Prices In Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common Stock of Balchem
Corporation	$12,513,884			$12,513,884
Registered Investment
Companies:
Large cap funds	1,555,404
Mid cap funds	356,049
Small cap funds	117,172
International/Global funds	2,613,440
Fixed income funds	780,987
Total Registered Investment
Companies	5,423,052			5,423,052
Pooled Separate Accounts:
Large cap funds		2,489,397
Mid cap funds		1,260,928
Small cap funds		1,337,255
International/Global funds		774,846
Blended funds		5,663,932
Fixed income funds		1,435,676
Total Pooled Separate Accounts		12,962,034		12,962,034
Guaranteed Income Fund			6,279,032	6,279,032
Total Assets at Fair Value	$17,936,936	$12,962,034	6,279,032	$37,178,002

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Assets at Fair Value as of December 31, 2011
	Quoted Prices In Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common Stock of Balchem
Corporation	$15,307,265			$15,307,265
Registered Investment
Companies:
Large cap funds	1,288,179
Mid cap funds	357,028
Small cap funds	66,768
International/Global funds	1,364,754
Fixed income funds	506,008
Total Registered Investment
Companies	3,582,737			3,582,737
Pooled Separate Accounts:
Large cap funds		2,268,157
Mid cap funds		924,711
Small cap funds		1,120,088
International/Global funds		759,530
Blended funds		5,097,895
Fixed income funds		680,941
Total Pooled Separate Accounts		10,851,322		10,851,322
Guaranteed Income Fund		5,250,723		5,250,723
Total Assets at Fair Value	$18,890,002	$16,102,045		$34,992,047

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. For the year ended December 31, 2012, as a result of significant unobservable inputs, the classification of the guaranteed income fund was changed from Level 2 to Level 3 in the fair value hierarchy. The Plan's policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. As such, the change in fair value classification and transfer to Level 3 is reported at the beginning of the reporting period.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following table sets forth the summary of changes in the fair value of Level 3 investments for the year ended December 31, 2012:

Guaranteed
Income Fund
Balance at December 31, 2011	$—
Transfers from Level 2	5,250,723
Interest income	136,164
Purchases	2,015,884
Sales	(1,123,739)
Balance at December 31, 2012	$6,279,032

Fair Value of Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent, Net Unit Value)

The Plan's investment in pooled separate accounts has no restrictions on the net asset value per share or its equivalent. There are no known or anticipated redemptions, no unfunded commitments, and no notice is required to sell the shares/units at any given time.

Note 4 – Investments

Investments at December 31, 2012 and 2011 consisted of:

	2012	2011

Guaranteed Income Fund	$6,279,032	$5,250,723
Registered Investment Companies	5,423,052	3,582,737
Pooled Separate Accounts	12,962,034	10,851,322
Balchem Corporation Common Stock*	12,513,884	15,307,265
	$37,178,002	$34,992,047

The following represents investments that represent 5% or more of the Plan’s net assets:

	2012	2011
Balchem Corporation Common Stock*	$12,513,884	$15,307,265
Guaranteed Income Fund	6,279,032	5,250,723
PRIAC Dryden S&P 500 Index Fund	2,489,397	2,268,157
PRIAC Lifetime Balanced Fund	1,942,336	N/	A

* A portion of the Balchem Corporation Common Stock is nonparticipant-directed.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

Registered Investment Companies	$408,562
Pooled Separate Accounts	1,585,192
Balchem Corporation Common Stock	(1,574,176)
$419,578

Note 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2012	2011
Balchem Corporation Common Stock	$11,232,355	$13,392,054

Year ended December 31, 2012
Change in net assets:
Contributions	$563,082
Dividends and interest	144,712
Net depreciation	(1,369,685)
Benefits paid to participants	(223,668)
Transfers to participant-directed investments	(1,274,140)
Net increase	(2,159,699)
Net assets at beginning of year	13,392,054
Net assets at end of year	$11,232,355

Note 6 – Parties-In-Interest

As of December 31, 2012 and 2011, the Plan held 343,316 and 377,584 shares of Balchem Corporation common stock, respectively, with a market value of $12,513,884 and $15,307,265 at December 31, 2012 and 2011, respectively. Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions. Promissory Notes Receivable from Participants are also considered to be party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 8 – Income Tax Status

The Plan has received a favorable determination letter dated March 31, 2008 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (“IRC”) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 9 – Delinquent Participant Contributions

The Plan was audited by the Department of Labor (“DOL”) for the Plan years ended December 31, 2008 through December 31, 2011. The DOL has determined that the Plan sponsor did not remit a total of $2,056,825 in participant contributions to the Plan in a timely manner as defined by ERISA.  The Company made an interest payment of $1,692 to compensate the Plan participants resulting from the delay in contributions. These late remittances were corrected within the specific year that they occurred. These contributions are considered nonexempt party-in-interest transactions, which may result in an imposition of an excise tax on the amount of the transactions. These nonexempt transactions do not affect the tax status determination of the Plan.

Note 10 – Reconciliation to Form 5500

	2012	2011
Net assets available for benefits per the financial statements:	$38,533,083	$36,452,096
Differences in:
Investments	769,689	811,203
Promissory notes receivable from participants	(769,689)	(811,203)
Net assets available for benefits per Form 5500	$38,533,083	$36,452,096

Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2012

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to Plan $2,058,517*	Total that Constitute Nonexempt Prohibited Transactions $2,058,517			Total Pending and Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected or Pending Correction in VFCP
2011	$0	$604,133	$0	$0
2010	0	534,692	0	0
2009	0	609,081	0	0
2008	0	310,611	0	0

*Corrected with a payment of $1,692 in lost earnings on October 5, 2012.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2012

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue,	Description of investments including maturity date,	Current
borrower, lessor or similar party	rate of interest, collateral, par or maturity value	value (2)
Prudential Retirement Insurance and Annuity Company	Units of participation in Guaranteed Income Fund –
Guaranteed Income Fund (1)	159,432 units, $39.38 per unit	$6,279,032
Prudential Retirement Insurance and Annuity Company	Units of participation in Small Cap Growth / Times Square Fund –
Small Cap Growth / Times Square Fund (1)	27,831 units, $36.00 per unit	1,001,800
Prudential Retirement Insurance and Annuity Company	Units of participation in Oppenheimer Global Fund –
Oppenheimer Global Fund (1)	8,745 units, $88.60 per unit	774,846
Prudential Retirement Insurance and Annuity Company	Units of participation in Mid-Cap Growth / Artisan Partners Fund –
Mid-Cap Growth / Artisan Partners Fund (1)	65,648 units, $19.21 per unit	1,260,928
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Income & Equity Fund –
Lifetime Income & Equity Fund (1)	3,669 units, $21.19 per unit	77,733
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Conservative Fund –
Lifetime Conservative Fund (1)	33,439 units, $20.86 per unit	697,425
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Balanced Fund –
Lifetime Balanced Fund (1)	95,605 units, $20.32 per unit	1,942,336
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Growth Fund –
Lifetime Growth Fund (1)	54,861 units, $20.49 per unit	1,123,960
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Aggressive Fund –
Lifetime Aggressive Fund (1)	12,932 units, $19.87 per unit	256,941
Prudential Retirement Insurance and Annuity Company	Units of participation in Janus Advisor Balanced Fund –
Janus Advisor Balanced Fund (1)	31,433 units, $49.80 per unit	1,565,537
Prudential Retirement Insurance and Annuity Company	Units of participation in Goldman Sachs Small Cap Value (Class A) Fund –
Goldman Sachs Small Cap Value (Class A) Fund (1)	4,747 units, $70.67 per unit	335,455
Prudential Retirement Insurance and Annuity Company	Units of participation in Dryden S&P 500 Index Fund –
Dryden S&P 500 Index Fund (1)	26,336 units, $94.52 per unit	2,489,397
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock –
	343,316 units, $36.45 per unit	12,513,884
Prudential Retirement Insurance and Annuity Company	Units of participation in Core Plus Bond / Reams Fund –
Core Plus Bond / Reams Fund (1)	59,539 units, $24.11 per unit	1,435,676
Columbia Dividend Income A Fund	Shares of a Mutual Fund - Columbia Dividend Income A Fund –
	59,678 shares, $14.75 per share	880,244
Oppenheimer International Bond A Fund	Shares of a Mutual Fund - Oppenheimer International Bond A Fund –
	217,707 shares, $6.58 per share	1,432,511
Janus Advisor Perkins Mid Cap Value Fund	Shares of a Mutual Fund - Janus Advisor Perkins Mid Cap Value Fund –
	16,771 shares, $21.23 per share	356,049
Columbia Small Cap Index A Fund	Shares of a Mutual Fund - Columbia Small Cap Index A –
	6,612 shares, $17.72 per share	117,172
Dreyfus International Stock Index Fund	Shares of a Mutual Fund - Dreyfus International Stock Index Fund –
	14,057 shares, $14.45 per share	203,127
Dreyfus Bond Market Index Fund	Shares of a Mutual Fund - Dreyfus Bond Market Index Fund –
	70,870 shares, $11.02 per share	780,987
American Century Growth Fund	Shares of a Mutual Fund - American Century Growth Fund –
	25,118 units, $26.88 per share	675,160
American Funds EuroPacific Fund	Shares of a Mutual Fund - American Funds EuroPacific Fund –
	24,173 units, $40.45 per share	977,802

Promissory Notes Receivable from Participants(1)	Interest rates range from 5.25% to 10.25%	769,689
	Total	$37,947,691

(1)	Parties-in-interest
(2)	All investments held are participant directed except for 308,158 shares/units of Balchem Corporation Common Stock with a cost of $3,181,110 and fair market value of $11,232,355 as of December 31, 2012.